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Calabasas Beer 🔖

Welcome to the bold, chill, influencer-fueled revolution in craft beer. Born in the heart of SoCal and brewed with the spirit of Calabasas cool, Calabasas Beer is not just a drink—it's a lifestyle. Calabasas Beer stands at the intersection of influencer power, authentic storytelling, and premi ...

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This Reg CF offering is made available through PicMii Crowdfunding, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

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✓ Launch — 2 $9,996.00 Min — 3 $4,999,988 Max

Overview   Team   About   Communication Channel   Updates

Business Description

🍻 **Calabasas Beer: Where Every Sip Is a Vibe**

Welcome to the bold, chill, influencer-fueled revolution in craft beer. Born in the heart of SoCal and brewed with the spirit of Calabasas cool, **Calabasas Beer** is not just a drink—it's a lifestyle.



🌴 **The Vision**

Founded by **Carl Dawson Jr.** (aka @KingCarlX)—a Calabasas native with over **10 million followers**—this brand merges **influencer-driven branding** with **premium California craft brewing**. Think effortless luxury meets flavor-forward brews.

> "We're not just building a beer company. We're building a culture." – KingCarlX

🍺 **The Lineup: Sips with Personality**

Every flavor tells a story. Whether you're poolside in Malibu or vibing with friends in Hidden Hills, there's a brew for every mood:

• **Calabasas Special** – *Mexican Lager w/ Lime* (5.4%)
Crisp, refreshing, the one that goes with everything.
• **Hidden Hills** – *West Coast IPA* (7.0%)
Hoppy and bold—your go-to for a flavor punch.
• **Malibu Stream** – *Blonde Ale* (5.0%)
Light, easy, effortlessly cool.
• **Cala Guava** – *American Wheat w/ Guava* (5.0%)
Fruity, flirty, and totally Insta-worthy.



Security Type:

Equity Security

Price Per Share

$28.00

Shares For Sale

178,571

Post Money Valuation:

$24,599,988.00

Investment Bonuses!

No Investment Bonuses.

Regulatory Exemption:

Regulation Crowdfunding – Section 4(a)(6)

Deadline:

December 31, 2025

Minimum Investment Amount:

$252.00

Target Offering Range:

$9,996.00-$4,999,988

*If the sum of the investment commitments does not equal or exceed the minimum offering amount at the offering deadline, no securities will be sold and investment commitments will be cancelled returned to investors.

Form C Submission

🚀 What Sets Us Apart

Calabasas Beer stands at the intersection of influencer power, authentic storytelling, and premium craft brewing. With over **10 million followers** through founder Carl Dawson Jr., we have direct access to a massive, engaged audience primed for product discovery and brand loyalty. Our celebrity connections and cross-promotional potential open doors to **limited-edition flavor drops**, viral marketing campaigns, and lifestyle collaborations that traditional breweries simply can't match. Every can is brewed locally in California, grounding the brand in authenticity while still projecting the aspirational luxury Calabasas is known for. Beyond the beer, our influencer network spans over **50 creators with a combined reach of 500M+**, amplifying every launch, event, and campaign. Calabasas Beer isn't just different—it's designed for the new generation of consumers who buy into culture as much as they buy into flavor.


Business Overview
Founded: March 2025
Location: Calabasas, CA
Milestones:
Manufacturing partner secured
Immediate production-ready infrastructure
Licensing path in progress
Current Status: Pre-launch; actively raising capital to scale brand nationally.
2025
Calabasas Beer Investment Deck
CALA GUAVA

Problem

❌ The Problem: Craft Beer Has a Vibe Problem

The craft beer market is booming—projected to hit **$189.5 billion** globally by 2027—but it's stuck in a branding rut. Most craft breweries focus on niche, hyper-local appeal or traditional "bearded hipster" aesthetics that don't resonate with younger, diverse, culturally plugged-in consumers. Meanwhile, Gen Z and Millennials are looking for **more than just flavor**—they want **identity, authenticity, and lifestyle alignment** in every purchase. Brands that fail to deliver on cultural relevance are losing ground to influencer-led consumer products that tap into community, storytelling, and social media virality. There's a **massive gap** in the market for a craft beer brand that speaks the language of this new generation.

Solution

✅ Calabasas Beer – Culture You Can Drink

Calabasas Beer fills that gap with a fresh, influencer-powered approach to craft brewing. Led by social media powerhouse **Carl Dawson Jr.**, the brand connects deeply with today's consumers through **lifestyle branding**, **celebrity collaborations**, and **California-crafted brews** that taste as good as they look on your feed. With a built-in audience of **10M+ followers** and access to a creator network of **500M+**, Calabasas Beer isn't guessing what the next trend is—they're creating it. This is beer reimagined for the culture: a direct-to-consumer model that's social-first, experience-driven, and designed for scale. From limited-edition flavor drops to pop-up events and VIP parties, Calabasas Beer turns every sip into a shared moment—and every customer into a brand ambassador.


MALIBU STREAM
CALA GUAVA
HIDDEN HILLS

Business Model

Calabasas Beer is built on a **multi-revenue, experience-driven business model** designed for scalability, cultural relevance, and long-term brand equity. At the heart of the model is a **direct-to-consumer (DTC)** approach. This is complemented by **wholesale distribution** to retail outlets, restaurants, and bars, ensuring physical presence and accessibility in key lifestyle markets.

In addition to beer sales, the brand is structured around **multiple monetization streams**. These include **limited-edition product drops** featuring celebrity partners, **branded merchandise** such as apparel and lifestyle gear, and **exclusive events**—ranging from influencer pop-ups to private tastings and VIP activations. Looking ahead, Calabasas Beer plans to expand into **branded bar locations**, blending hospitality with immersive brand storytelling.


Business Model
Revenue Streams
Direct-to-Consumer Sales (online & retail)
Influencer-Driven Product Launches
Wholesale Distribution to Retailers & Bars
Branded Merchandising (apparel, lifestyle gear)
Branded Bar Chain & Event Activations
Sponsored Private & VIP Events
2025
Calabasas Beer Investment Deck

Market Projection

Big Potential, Built-In Demand

The global craft beer market is booming—expected to reach **$189.5 billion by 2027**—driven by a shift toward **premium, lifestyle-driven brands** that connect with younger, experience-focused consumers.


Market
Opportunity
Major market shift toward:
Lifestyle-driven brands
Influencer-led consumer products
Key Differentiators:
Celebrity endorsements and cross-promotional potential
Authentic brand story and local California production

Calabasas Beer is uniquely positioned to capture this momentum by tapping into a massive, engaged digital audience and a strong cultural brand.

- **$20 per case** average price point
- If just **5% of Carl Dawson Jr.'s audience** (10M+) buys one case = **$10M in projected revenue**
- Monthly recurring buyers and expanded distribution could drive **$100M+ in annual sales**

With scalable infrastructure and a product designed for viral growth, Calabasas Beer is aiming for rapid entry into a high-demand, high-margin market.

Competition

Competitive Landscape: Standing Out in a Crowded Market

The craft beer industry is saturated with thousands of brands, but few truly break through to mainstream cultural relevance. Established players like **Stone Brewing**, **Lagunitas**, and **Sierra Nevada** dominate shelf space with high-quality brews but lack modern, influencer-driven branding that resonates with younger, digital-native consumers.

Meanwhile, lifestyle-forward beverage brands such as **Happy Dad**, **Cacti**, and **Loverboy** have found success by merging pop culture appeal with alcohol—but often focus on seltzers or RTDs (ready-to-drink), not beer.

Calabasas Beer enters the space with a **unique blend of premium craft brewing and social media-powered branding.**

Traction & Customers

🚀 Laying the Groundwork for a Big Launch

Calabasas Beer has made key strides ahead of its 2025 launch, setting the stage for rapid market entry and scale.

- **Production-ready infrastructure** secured through a trusted California-based manufacturing partner
- **Licensing path underway**, enabling legal distribution and sales
- **Initial distribution agreements** being finalized with select retailers and bars in Southern California

Interest from celebrity collaborators and early brand fans is translating into a strong foundation for influencer-led product drops and high-visibility events.

Calabasas Beer isn't just preparing to launch—it's preparing to make a cultural splash.

Marketing and Growth Strategy:



Marketing & Growth Strategy
Marketing Channels
KingCarlX-led social campaigns
Influencer network of 50+ creators (500M+ reach)
Behind-the-scenes & viral video content
Limited-edition celebrity flavor drops
Reality TV Series / National Broadcast Exposure
Live Q&A / Virtual Tastings for Investors
Pop-Up & Launch Events
2025

Rollout Strategy:



Timeline & Rollout
2025: Foundation & Launch
Begin Production
Rollout Social & Influencer Marketing
Execute Initial Distribution Agreements
Launch Brand Collaborations
2026: Scale & Monetize
Enter 50+ Retail Outlets & Bar Locations
Host National Events & Tastings
Begin M&A/Exit Conversations
2025
Calabasas Beer Investment Deck

Investors



Why Investors Should Pay Attention
1
A case of Calabasas Beer priced at ~$20
2
With just 5% of @kingcarlx followers purchasing one case, projected revenue ≈ $10M
3
Ongoing engagement could translate to $100M+ in annual sales with recurring monthly buyers
2025
Calabasas Beer Investment Deck

Why Invest in Calabasas Beer

- **Built-in Audience:** 10M+ followers via Carl Dawson Jr. ready to convert into customers
- **Massive Market Opportunity:** Craft beer market projected to hit $189.5B by 2027
- **Influencer-Driven Growth:** Backed by 50+ creators with 500M+ collective reach
- **Premium Product, Local Roots:** High-quality, California-brewed beer with authentic branding
- **Scalable Business Model:** DTC, retail, merch, events, and future branded bar locations
- **Early Traction:** Production partner secured, licensing in motion, distribution deals underway


Final Thoughts
MALIBU STREAM
HIDDEN HILLS
CALA LIME
CALA GUAVA
2025
Calabasas Beer is more than a beverage brand—it's a cultural movement. With an engaged audience, a premium product line, and a clear growth trajectory, we invite you to join us in creating the next big name in craft beer.
Visit: www.CalabasasBeer.com
Contact: Carl Dawson Jr. (KingCarlX), CEO
Calabasas Beer Investment Deck

Meet the Founder:


Meet the Founder
Carl Dawson Jr. | @KingCarlX
Entrepreneur | Influencer | Comedian
Podcaster | Musician | Content Creator
10M+ Social Media Followers
Proven track record in viral content, brand building, and audience monetization
2025
Calabasas Beer Investment Deck

Terms

Up to $4,999,988.00 in Common Stock at $28.00 per share with a minimum target amount of $9,996.00.

Offering Minimum: $9,996.00 | 357 shares of Common Stock
Offering Maximum: $4,999,988.00 | 178,571 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $28.00 per Share
Minimum Investment Amount (per investor): $252.00 | 9 shares of Common Stock

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $252.00. The Company must reach its Target Offering Amount of $9,996.00 by December 31, 2025 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $9,996.00 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Risks

Please be sure to read and review the Offering Statement. A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Neither PicMii Crowdfunding nor any of its directors, officers, employees, representatives, affiliates, or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

The information contained herein includes forward-looking statements. These statements relate to future events or future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Overview   Team   About   Communication Channel   Updates



Carl Dawson Jr.
Founder
Background

Carl Dawson Jr., better known as @KingCarlX, is a multi-talented creator and visionary entrepreneur from Calabasas, California. With a massive following and viral influence across social media platforms, Carl has always embodied the Calabasas lifestyle—laid back, bold, and premium. Driven by creativity and a love for community, Carl launched Calabasas Beer to blend his passion for storytelling, entertainment, and culture into a beverage brand that celebrates life's good vibes. Every sip of Calabasas Beer is brewed with the same energy Carl brings to his content—authentic, refreshing, and unforgettable. Whether he's making people laugh, dropping music, or building his next big brand, Carl's mission remains the same: create moments people connect with—and never forget.

Overview   Team   About   Communication Channel   Updates

Company Name

Calabasas Beer

Location

**131 Continental Drive
Suite 305
Newark, Delaware 19713**

Number of Employees

1

Incorporation Type

C-Corp

State of Incorporation

DE

Date Founded

February 26, 2025

Company Website